Exhibit 99.1

NEWS RELEASE

Penn West Exploration announces
renewal of its bank facility

Calgary, June 28, 2011 (TSX - PWT; NYSE - PWE) Penn West Petroleum Ltd. (“Penn West Exploration”) closed the renewal of its unsecured, revolving bank facility on June 27, 2011.  The facility has a four-year term, matures June 26, 2015, and includes a syndicate of Canadian and International banks. The facility has an aggregate borrowing limit of $2.25 billion on which Penn West Exploration is currently drawn approximately $900 million.  This renewal was jointly led by BMO Capital Markets and Canadian Imperial Bank of Commerce.

Penn West Exploration common shares and debentures are listed on the Toronto Stock Exchange under the symbols PWT and PWT.DB.F and Penn West Exploration common shares are listed on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST EXPLORATION Suite 200, 207 - 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Jason Fleury, Senior Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com